SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7 )

                               MOORE PRODUCTS CO.
                                (Name of Issuer)


                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                   615836 10 3
                                 (CUSIP Number)

                 Jeffrey L. Steele, Esq., 1775 Eye Street, N.W.
                     Washington, D.C. 20006 (202) 261-3314

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 27, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                         Page 1 of 17 Pages

                                  SCHEDULE 13D


CUSIP No.  615836 10 3                                   Page 2 of 17 Pages

-------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
           Peter Cundill & Associates (Bermuda) Ltd.
           N/A
-------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |_|
   2                                                                   (b)  |X|
-------------------------------------------------------------------------------
           SEC USE ONLY
   3
-------------------------------------------------------------------------------
           SOURCE OF FUNDS
   4
           OO
-------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                            |_|
   5
-------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
   6
           Bermuda
-------------------------------------------------------------------------------
      NUMBER OF                       SOLE VOTING POWER
        SHARES               7
     BENEFICIALLY                     128,425
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                ---------------------------------------------------------------
                                      SHARED VOTING POWER
                             8
                                      0
                ---------------------------------------------------------------
                                      SOLE DISPOSITIVE POWER
                             9
                                      128,425
                ---------------------------------------------------------------
                                      SHARED DISPOSITIVE POWER
                             10
                                      0
-------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
              128,425
-------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                |_|
    12
-------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
              4.96%
-------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
    14
              CO, IA (Canadian)
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.  615836 10 3                                   Page 3 of 17 Pages

-------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
           Peter Cundill Holdings (Bermuda) Ltd.
           N/A
-------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |_|
                                                                       (b)  |X|
   2
-------------------------------------------------------------------------------
           SEC USE ONLY

   3
-------------------------------------------------------------------------------
           SOURCE OF FUNDS
   4
           OO
-------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|
   5
-------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION

   6
           Bermuda
-------------------------------------------------------------------------------
      NUMBER OF                       SOLE VOTING POWER
        SHARES               7
     BENEFICIALLY                     0
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                ---------------------------------------------------------------
                                      SHARED VOTING POWER
                             8
                                      128,425
                ---------------------------------------------------------------
                                      SOLE DISPOSITIVE POWER
                             9
                                      0
                ---------------------------------------------------------------
                                      SHARED DISPOSITIVE POWER
                             10
                                      128,425
-------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
              128,425
-------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    12         EXCLUDES CERTAIN SHARES                                      |_|

-------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
              4.96%
-------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
    14
              HC
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  615836 10 3                                   Page 4 of 17 Pages

-------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
           F. Peter Cundill
           N/A
-------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |_|
                                                                       (b)  |X|
   2
-------------------------------------------------------------------------------
           SEC USE ONLY
   3
-------------------------------------------------------------------------------
           SOURCE OF FUNDS
   4
           OO
-------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|
   5
-------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
   6
           Canada
-------------------------------------------------------------------------------
                                      SOLE VOTING POWER
      NUMBER OF              7
        SHARES                        0
     BENEFICIALLY       -------------------------------------------------------
       OWNED BY                       SHARED VOTING POWER
         EACH                8
      REPORTING                       128,425
        PERSON          -------------------------------------------------------
         WITH                         SOLE DISPOSITIVE POWER
                             9
                                      0
                       --------------------------------------------------------
                                      SHARED DISPOSITIVE POWER
                             10
                                      128,425
-------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
              128,425
-------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                |_|
    12
-------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
              4.96%
-------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
    14
              IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  615836 10 3                                   Page 5 of 17 Pages

-------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
           Cundill Value Fund
           N/A
-------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  |_|
                                                                     (b)  |X|
   2
-------------------------------------------------------------------------------
           SEC USE ONLY
   3
-------------------------------------------------------------------------------
           SOURCE OF FUNDS
   4
           OO
-------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|
   5
-------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
   6
           Canada
-------------------------------------------------------------------------------
                                      SOLE VOTING POWER
      NUMBER OF              7
        SHARES                        0
     BENEFICIALLY      --------------------------------------------------------
       OWNED BY                       SHARED VOTING POWER
         EACH                8
      REPORTING                       128,425
        PERSON         --------------------------------------------------------
         WITH                         SOLE DISPOSITIVE POWER
                             9
                                      0
                       --------------------------------------------------------
                                      SHARED DISPOSITIVE POWER
                             10
                                      128,425
-------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
              128,425
-------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                |_|
    12
-------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
              4.96%
-------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
    14
              OO
-------------------------------------------------------------------------------

                                                         Page 6 of 17 Pages


         This Amendment No. 7 to Statement on Schedule 13D, originally filed on March 12, 1991, as amended by Amendment No. 1 filed on February 13, 1992, Amendment No. 2 filed on March 1, 1993, Amendment No. 3 filed on February 1, 1994, Amendment No. 4 filed on September 14, 1994, Amendment No. 5 filed on February 24, 1995, and Amendment No. 6 filed on January 26,1996 is being filed by Peter Cundill & Associates (Bermuda) Ltd., a Bermuda corporation ("PCB"), Peter Cundill Holdings (Bermuda) Ltd., a Bermuda corporation ("Holdings"), Cundill Value Fund, an unincorporated mutual fund trust governed by the laws of British Columbia ("Value Fund") and F. Peter Cundill, a Canadian citizen residing in England ("Cundill") (PCB, Holdings, Value Fund and Cundill are sometimes also referred to herein individually as a "Reporting Person" and collectively as "Reporting Persons"), to reflect amendments to Items 2, 3 and 5 as follows:

ITEM 2 IS HEREBY AMENDED AND RESTATED TO READ AS FOLLOWS IN ITS ENTIRETY:

ITEM 2.  Identity and Background.

         This Statement is being filed by the Reporting Persons. Further information regarding the identity and background of the Reporting Persons is as follows:

         A.   PCB

         (1) PCB is an investment advisor organized under the laws of Bermuda. Its address is:

                              15 Alton Hill
                              Southampton SN 01
                              Bermuda

                  The officers of PCB are:

                  Name                       Office

                  F. Peter Cundill           President
                  John R. Talbot             Vice President
                                               and Secretary
                  Maureen J. Crocker         Vice President

         (2) The business or residence address, citizenship, and present principal occupation of PCB's officers and directors are as follows:

         Name:                               F. Peter Cundill

         Position:                           President and Director
         Business Address:                   Grosvenor House, Apt. 104
                                             Park Lane
                                             London, England
         Citizenship:                        Canadian
         Principal Occupation:               Investment Advisor

                                                         Page 7 of 17 Pages

         Name:                               John R. Talbot

         Position:                           Vice President, Secretary
                                               and Director
         Business Address:                   The Corner House
                                             Church & Parliament Streets
                                             Hamilton, Bermuda
         Citizenship:                        British
         Principal Occupation:               Director, Vice President
                                             & Manager, Roche International Ltd.


         Name:                               Maureen J. Crocker

         Position:                           Vice President
         Business Address:                   1200 Sun Life Plaza
                                             1100 Melville Street
                                             Vancouver, B.C.  V6E 4A6
         Citizenship:                        Canadian
         Principal Occupation:               Executive Assistant to
                                             F. Peter Cundill


         Name:                               Nicolas G. Trollope

         Position:                           Director
         Business Address:                   Clarendon House
                                             Church Street
                                             Hamilton, Bermuda
         Citizenship:                        British
         Principal Occupation:               Partner in the law
                                             firm of Conyers, Dill
                                             & Pearman

                                                         Page 8 of 17 Pages

         Name:                               Stephen W. Kempe

         Position:                           Director
         Business Address:                   65 Front Street
                                             Hamilton, Bermuda
         Citizenship:                        British
         Principal Occupation:               Executive Vice President,
                                             Bank of N.T.
                                             Butterfield & Son Ltd.


         Name:                               Graham B.R. Collis

         Position:                           Director
         Business Address:                   Clarendon House
                                             Church Street
                                             Hamilton, Bermuda
         Citizenship:                        British
         Principal Occupation:               Partner in the law
                                             firm of Conyers, Dill &
                                             Pearman


         (3) Holdings is a controlling person of PCB. Information as required by this Item 2 is furnished in Part B of this Item 2.

         B.   Holdings.

         (1) Holdings is a Bermuda corporation. Its address is:

                                    15 Alton Hill
                                    Southampton SN 01
                                    Bermuda

                  The officers of Holdings are:

                  Name                       Office

                  F. Peter Cundill           President
                  John R. Talbot             Vice President
                                               and Secretary

         (2) The names of the officers and directors are as follows (the business or residence address, citizenship and present principal occupation of each individual as required by this Item 2 are provided in Part A of this Item
2):

         Name:                               F. Peter Cundill

         Office:                             President and Director

                                                         Page 9 of 17 Pages


         Name:                               John R. Talbot

         Office:                             Vice President, Secretary
                                               and Director


         Name:                               Stephen W. Kempe

         Office:                             Director

         Name:                               Graham B.R. Collis

         Office:                             Director

         Name:                               Nicolas G. Trollope

         Office:                             Director


         (3) Cundill is a controlling person of Holdings. Information as required by this Item 2 is furnished in Part A of this Item 2.

         C.   Cundill.

         The business or residence address, citizenship, and present principal occupation of Cundill and other information as required by this Item 2 are furnished in Part A of this Item 2.

         D.   Value Fund

          (1) The Value Fund is a mutual fund trust governed by the laws of British Columbia pursuant to a Master Declaration of Trust dated June 1, 1995 and executed by The Trust Company of Bank of Montreal as Trustee. The Value Fund is managed by Peter Cundill & Associates Ltd., a company incorporated under the laws of British Columbia. Its address is:

                                   1200 Sun Life Plaza
                                   1100 Melville Street
                                   Vancouver, B.C.  V6E 4A6

         The officers of the Manager, Peter Cundill & Associates Ltd. are:

              Name                       Office

              Brian L. McDermott         Chairman
              Kerry A. Ho                President and C.E.O.
              Tim A. McElvaine           Executive Vice President Investments
              Margaret A. Vrabel         V.P. Finance, Secretary and Treasurer
              Mark C. Stevens            V.P. Investments

                                                         Page 10 of 17 Pages

         (2)  The  business  or  residence  address,   citizenship  and  present
principal occupation of the officers and directors of the Manager, Peter Cundill & Associates Ltd., are as follows:

         Name:                           Kerry A. Ho

         Position:                       Director, President and C.E.O.
         Business Address:               1200 Sun Life Plaza
                                         1100 Melville Street
                                         Vancouver, B.C.  V6E 4A6
         Citizenship:                    Canadian
         Principal Occupation:           President and C.E.O.


         Name:                           Mark C. Stevens

         Position:                       Director, Vice President Investments
         Business Address:               1200 Sun Life Plaza
                                         1100 Melville Street
                                         Vancouver, B.C.  V6E 4A6
         Citizenship:                    Canadian
         Principal Occupation:           Vice President Investments


         Name:                           Margaret A. Vrabel

         Position:                       Director, V.P. Finance, Secretary,
                                         Treasurer
         Business Address:               1200 Sun Life Plaza
                                         1100 Melville Street
                                         Vancouver, B.C.  V6E 4A6
         Citizenship:                    Canadian
         Principal Occupation:           V.P. Finance, Secretary, Treasurer


         Name:                           Tim A. McElvaine

         Position:                       Director, Executive V.P. Investments
         Business Address:               Suite 304
                                         177 Wellington Avenue
                                         Kingston, Ontario  K7L 3E3
         Citizenship:                    Canadian
         Principal Occupation:           Executive V.P. Investments

         Name:                           Brian L. McDermott

         Position:                       Director, Chairman
         Business Address:               1470 East Valley Road
                                         Suite A1
                                         Santa Barbara, California 93108
         Principal Occupation:           Managing Director, Peter Cundill &
                                         Associates, Inc.

                                                         Page 11 of 17 Pages

         (3)  The  business  or  residence  address,   citizenship  and  present
principal occupation of the Governors of the Value Fund are as follows:

         Name:                           F. Peter Cundill

         Position:                       Governor
         Business Address:               Grosvenor House, Apt. 104
                                         Park Lane
                                         London W1A 3AA, England
         Citizenship:                    Canadian
         Principal Occupation:           Investment Advisor


         Name:                           Michael A. Meighen, Q.C.

         Position:                       Governor
         Business Address:               Box 11, 11th Floor
                                         Merrill Lynch Canada Tower
                                         Sun Life Centre, 200 King Street West
                                         Toronto, Ontario M5H 3T4
         Citizenship:                    Canadian
         Principal Occupation:           Counsel to Law Firm Meighen & Demers


         Name:                           O. Margaret Davidson

         Position:                       Governor
         Business Address:               Suite 900
                                         1130 Sherbrooke Street West
                                         Montreal, Quebec  H3A 2S7
         Citizenship:                    Canadian
         Principal Occupation:           Managing Director, Private Asset
                                         Management, TD Asset Management Inc.


         Name:                           Helen M. Meyer

         Position:                       Governor
         Business Address:               Windridge, R.R. #1
                                         Ontario N0B 1T0
         Citizenship:                    Canadian
         Principal Occupation:           President, Meyer Corporate Valuations
                                         Ltd.


         Name:                           Bryan J. Reynolds

         Position:                       Governor
         Business Address:               1200 Sun Life Plaza
                                         1100 Melville Street
                                         Vancouver, BC  V6E 4A6
         Citizenship:                    Canadian
         Principal Occupation:           President, Advent Capital Inc.

                                                         Page 12 of 17 Pages

         Name:                           Peter W. Webster

         Position:                       Governor
         Business Address:               4685 Bellevue Drive
                                         Vancouver, BC  V6R 1E7
         Citizenship:                    Canadian
         Principal Occupation:           President, Petwyn Investments Limited


         Name:                           Mark C. Stevens

         Position:                       Governor
         Business Address:               1200 Sun Life Plaza
                                         1100 Melville Street
                                         Vancouver, BC  V6E 4A6
         Citizenship:                    Canadian
         Principal Occupation:           Vice President Investments,
                                         Peter Cundill & Associates Ltd.

         Name:                           Kerry A. Ho

         Position:                       Governor
         Business Address:               1200 Sun Life Plaza
                                         1100 Melville Street
                                         Vancouver, BC  V6E 4A6
         Citizenship:                    Canadian
         Principal Occupation:           President and C.E.O., Peter Cundill
                                         & Associates Ltd.

         E.   Proceedings.

         During the last five years none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, the executive officers, directors or controlling persons of any Reporting Person have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been parties to any civil, judicial or administrative proceeding as a result of which any Reporting Person or such executive officer, director or controlling person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3 IS HEREBY AMENDED AND RESTATED TO READ AS FOLLOWS IN ITS ENTIRETY:

Item 3.  Source and Amount of Funds or Other Consideration.

         The Shares herein reported as being beneficially owned by the Reporting Persons were acquired as follows:

               (1) Acting on behalf of Cundill Value Fund, an unincorporated mutual fund trust governed by the laws of British Columbia (which is the continuation of and successor to Cundill Value Fund Ltd.) ("Value Fund"), PCB purchased a total of 128,425 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $2,802,830.00. To the best knowledge of the Reporting Persons, the funds used in such purchases were from Value Fund's existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

               Individually neither PCB nor Cundill beneficially own 5% or more of the Shares. Due to the investment management services provided by PCB to Value Fund, PCB could be deemed a beneficial owner of all Shares purchased in the transactions described in subitem (1).

               All dollar amounts are in United States dollars.

ITEM 5 IS HEREBY AMENDED AND RESTATED TO READ AS FOLLOWS IN ITS ENTIRETY:

Item 5.  Interest in Securities of the Issuer.

         The number of Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:

Shares Deemed to be                Nature of                   Percentage
Beneficially Owned By:             Ownership                    of Class

(A)  PCB:

         128,425              Sole Voting and Sole
                              Dispositive Power  (1)            4.96%
                                                                ----
         128,425                                                4.96%
         =======                                                ====

                                                         Page 13 of 17 Pages

(B) Holdings:

         128,425              Shared Voting and Shared
                              Dispositive Power  (2)            4.96%
                                                                ----

         128,425                                                4.96%
         =======                                                ====


(C) Cundill:

         128,425              Shared Voting and Shared
                              Dispositive Power  (3)            4.96%
                                                                ----

         128,425                                                4.96%
         =======                                                ====

----------------------------

(1) Such Shares are owned by Value Fund, the investment portfolio of which entity is managed by PCB. PCB has sole dispositive power and sole voting power under an agreement dated as of June 1, 1995. The economic interest in such Shares is held by Value Fund.

(2) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(3) Cundill, because he owns a controlling portion of the outstanding stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.


     TRANSACTIONS

     No transactions in the Shares have been effected by the Reporting Persons or to the best knowledge of the Reporting Persons, by any executive officer, director, affiliate or subsidiary thereof during the last 60 days, except the following transactions, each of which was made in a broker's transaction in the open market.

Reporting          Sale/                          No. of        Price Per
 Person          Purchase        Date             Shares          Share

PCB on              Sale        1/29/98            500           $  35.00
behalf of            "          1/29/98            500           $  35.00
PCA                  "          1/29/98            500           $  35.00
                     "           2/2/98          2,500           $  35.00
                     "           2/2/98          2,500           $  35.00
                     "           2/2/98          2,500           $  35.00
                     "           2/4/98            750           $  35.50
                     "           2/4/98            750           $  35.50
                     "           2/4/98            750           $  35.50
                     "          2/27/98          2,500           $  34.50
                     "          2/27/98          2,500           $  34.50
                     "          2/27/98          2,500           $  34.50
                     "           3/5/98          8,702           $  33.75
                     "           3/5/98          5,123           $  33.75
                     "           3/5/98          6,950           $  33.75

PCB on              Sale        1/29/98            500           $  35.00
behalf of            "           2/2/98          2,500           $  35.00
Value Fund           "           2/4/98            750           $  35.50
                     "          2/27/98          2,500           $  34.50
                     "           3/5/98          3,325           $  33.75
                     "           3/6/98         11,900           $  33.52

Item 5(e).

         As of March 6, 1998, the Reporting Persons ceased to be the beneficial owners of more than 5% of the subject Shares.


Item 7.  Materials Filed as Exhibits.

         In accordance with Rule 101(a)(2)(ii) of Regulation S-T, the following exhibits which have been previously filed in paper format are not required to be restated electronically and are incorporated by reference herein.

         Exhibit 1 -          Agreement dated December 28, 1984 between
                              PCB and PCA (previously filed as Exhibit 1 to Item 7 of Amendment No. 1 to this
                              Schedule 13D filed on February 13, 1992).

         Exhibit 2 -          Master Investment Counsel Agreement dated
                              June 1, 1995 between PCB and the Trustee of Value Fund (Incorporated by reference to Exhibit D to Item 7 of Amendment No. 9 to Schedule 13D filed by the Reporting
                              Persons on October 12, 1995 with respect to the common stock of BRL Enterprises, Inc.)

         Exhibit 3 -          Power of Attorney for Peter Cundill &
                              Associates (Bermuda) Ltd (Incorporated by reference to Exhibit A to Item 7 of Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 12, 1995 with respect to the common stock of BRL
                              Enterprises, Inc.)

         Exhibit 4 -          Power of Attorney for Peter Cundill
                              Holdings (Bermuda) Ltd (Incorporated by
                              reference to Exhibit B to Item 7 of Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 12, 1995 with respect to the common stock of BRL
                              Enterprises, Inc.)

         Exhibit 5 -          Power of Attorney for F. Peter Cundill
                              (Incorporated by reference to Exhibit C to Item 7 of Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October
                              12, 1995 with respect to the common stock of BRL Enterprises, Inc.)

         Exhibit 6 -          Power of Attorney for Cundill Value Fund
                              (Incorporated by reference to Exhibit 1 to Item 7 of Amendment No. 6 to Schedule 13D filed by the Reporting Persons on June 7, 1996 with respect to the common stock of Elsinore Corporation).

                                   SIGNATURES


         The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct. The undersigned agree to the filing of this single Amendment No. 7 to Statement on Schedule 13D.


                                  PETER CUNDILL & ASSOCIATES
                                  (BERMUDA) LTD.



Date:  March 9, 1998              By: /s/Patrick W.D. Turley
                                      ----------------------
                                      Patrick W.D. Turley
                                        Attorney-in-Fact*


                                  PETER CUNDILL HOLDINGS
                                  (BERMUDA) LTD.



Date:  March 9, 1998              By: /s/Patrick W.D. Turley
                                      ----------------------
                                      Patrick W.D. Turley
                                        Attorney-in-Fact*



                                  F. PETER CUNDILL



Date:  March 9, 1998              By: /s/Patrick W.D. Turley
                                      ----------------------
                                      Patrick W.D. Turley
                                        Attorney-in-Fact*

                                  CUNDILL VALUE FUND



Date:  March 9, 1998              By: /s/Patrick W.D. Turley
                                      ----------------------
                                      Patrick W.D. Turley
                                        Attorney-in-Fact*


*Pursuant to Power of Attorney on file with the Commission and incorporated by reference herein.